INFITECH VENTURES INC.
20 Lyall Avenue
Toronto, Ontario, Canada M4E 1V9

February 11, 2005	VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

RE:	INFITECH VENTURES INC. - Withdrawal of Registration Statement on Form 10-SB - File No. 000-51073

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Infitech Ventures Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal effective immediately of its Registration Statement on Form 10-SB originally filed with the Commission on December 13, 2004 and amended on February 9, 2005 (SEC File No. 000-51073) along with any exhibits filed thereto (the "Registration Statement").

The reason for the withdrawal is to avoid the Registration Statement becoming automatically effective prior to the Company satisfactorily addressing the comments of SEC staff.

If you have any questions regarding this application, please contact the undersigned at (416) 691-4068.

Very truly yours,

INFITECH VENTURES INC.

By:	/s/ Paul G. Daly Paul G. Daly, President